Filed pursuant to Rule 424(b)(3)

Registration No. 333-257645

Prospectus Supplement No. 1

Dated June 15, 2022

(To Prospectus dated December 1, 2021)

Aditxt, Inc.

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (the “Prospectus”), dated December 1, 2021, related to the registered offering by Aditxt, Inc. (the “Company”) of 16,575,000 units of the Company’s securities, each unit consisting of one shares of our common stock, par value $0.001 per share, and one warrant to purchase one share of common stock at an exercise price of $1.15 per share.

This supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “Risk Factors” beginning on page 9 of the Prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in the Prospectus, as well as the other information contained in this Supplement and the Prospectus. This Supplement and the Prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this Supplement and the Prospectus.

REPRICING OF SERIES C WARRANTS

On June 15, 2022, the Company entered into a letter agreement (the “Letter Agreement”) with a holder of certain of the Series C Warrants (the “Holder”). Pursuant to the Letter Agreement, the Holder has agreed to exercise in cash 8,970,947 of its Series C Warrants at a reduced exercise price of $0.15 per Share (reduced from $1.15 per share), for gross proceeds to the Company of approximately $1.35 million. As an inducement to such exercise, the Company has agreed to reduce the exercise price of the Holder’s remaining Series C Warrants to purchase up to 2,457,623 Shares from $1.15 to $0.2479 per share (the “Amended Series C Warrant”). The Amended Series C Warrant will be non-exercisable for a period of six months following the closing date. In addition, the Company shall issue to the Holder a new warrant (the “New Warrant”) to purchase up to 20,399,517 shares of the Company’s common stock at an exercise price of $0.2479 per share. The New Warrant will be non-exercisable for a period of six months following issuance date and have a term of five and one-half years. No changes have been made to the other Series C Warrant to purchase up to an aggregate of 7,632,680 shares of common stock (including Series C Warrants to purchase up to 2,486,250 shares of common stock issued in connection with the exercise of the over-allotment option), at an exercise price of $1.15 per share, included in units, which shares may be resold upon exercise of such warrants under the Prospectus, as amended by this Supplement.

The date of this prospectus supplement No. 1 is June 15, 2022.